Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Wang
WeissComm Partners
(415) 946-1065

Pharmacyclics Announces It Received Nasdaq Notification

SUNNYVALE, Calif., April 21, 2008 – Pharmacyclics, Inc. (Nasdaq: PCYC) today announced that it received a Nasdaq staff deficiency letter on April 17, 2008 indicating that, for the last 30 consecutive days, the bid price for Pharmacyclics' common stock has closed below the minimum bid price of requirement of $1.00 per share for continued inclusion on The Nasdaq Global Market under Marketplace Rule 4450(a)(5). In accordance with Marketplace Rule 4450(e)(2), Pharmacyclics has 180 calendar days, or until October 14, 2008, to regain compliance. If Pharmacyclics does not regain compliance by October 14, 2008, Nasdaq will provide written notification that Pharmacyclics' common stock will be delisted, after which Pharmacyclics may appeal the staff determination to the Nasdaq Listing Qualifications Panel if it so chooses. There can be no assurance that Pharmacyclics will satisfy Nasdaq's conditions for continued listing, that any potential appeal or hearing for a stay of delisting will be successful or that Pharmacyclics' common stock will remain listed on The Nasdaq Global Market.

About Pharmacyclics
Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and immune mediated diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at http://www.pharmacyclics.com. Pharmacyclics®, and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

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